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[The Global Power Company Letter Head]                             NEWS RELEASE
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                                                    Contact: Kenneth R. Woodcock
                                                                  (703) 522-1315

FOR IMMEDIATE RELEASE

                        AES ACKNOWLEDGES NEW LAW IN CHILE

ARLINGTON, VA, December 22, 2000 -- The AES Corporation today confirmed that the new tender offer law in Chile was enacted on December 20. The law requires any person after acquiring control of 66 2/3% or more of the voting power of a company such as Gener, to conduct a tender offer for all the remaining shares of the company within 30 days following such acquisition of control. Although there have been different interpretations and because the law is newly adopted there are no precedents, AES understands that the provision of the new law requiring such an offer states that the price per share in such offer is to be no less than the weighted average trading price of the company's shares on stock exchanges in Chile during the two months preceding such acquisition of control. The law also provides that if the acquiring person failed to hold such a tender offer, holders of remaining shares would be entitled to the statutory withdrawal rights which essentially would allow them to sell their stock to the company, then controlled by the acquiring person, at a price per share equal to the weighted average trading price of the shares on stock exchanges in Chile during the two months preceding the expiration of such 30-day period. In these circumstances, the actual price would be determined based on such calculation of trading prices and the date of acquiring control, which price could be the same as the offer or higher or lower. AES understands that before any such offer under the new Chilean tender offer law would be required to be made, that the Chilean Securities Regulatory Agency would provide definitive guidance on the interpretation of the new law.

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Colombia, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, Sri Lanka, the United Kingdom, the United States and Venezuela.

The company's generating assets include interests in one hundred and thirty nine facilities totaling over 49 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 17 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

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For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site. Those who subscribe to this list will receive updates when AES issues a press release.
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